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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             Shiloh Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   824543 10 2
                                 ---------------
                                 (CUSIP Numbers)


                                 Curtis E. Moll
                                MTD Products Inc
                                5965 Grafton Road
                             Valley City, Ohio 44280
                                  330-225-2600

                                 With a copy to:

                             David J. Hessler, Esq.
                      Wegman, Hessler, Vanderburg & O'Toole
                            6100 Rockside Woods Blvd.
                              Cleveland, Ohio 44131
                                  216-642-3342
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 2, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                  This Amendment No. 3 amends and supplements the Amendment No.
2 filed on August 13, 1997, Amendment No. 1 filed on July 28, 1997, and the
Schedule 13D filed on June 23, 1997 (the "Schedule 13D") relating to the Common Stock, $.01 par value per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company"). On December 2, 1997, MTD Products Inc ("MTD") released Dominick C. Fanello and James C. Fanello from the agreement between MTD and the Fanellos with respect to the purchase by MTD of all of the shares of Common Stock beneficially owned by Dominick C. Fanello and James C. Fanello (the "Release"). The principal executive offices of the Company are located at Suite 350, 1013 Centre Road, Wilmington, Delaware 19805. All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is hereby amended and restated in its entirety with the following:

                  Item 3 is no longer applicable as a result of the Release, thereby eliminating the need for MTD to utilize funds to purchase the Common Stock beneficially owned by Dominick C. Fanello and James C. Fanello.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

                  Item 4 is no longer applicable. As a result of the Release, the reporting persons do not have any plans or proposals that would relate to or result in:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is no longer applicable due to the Release.



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                  This Amendment No. 3 is being filed to report the fact that as of December 2, 1997, the Reporting Persons, as a group, are no longer obligated to file a Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby amended and restated in its entirety with the following:

                  On December 2, 1997, Dominick C. Fanello and James C. Fanello informed the Company that, pursuant to the request of the Fanellos, MTD had released the Fanellos from their agreement to sell shares of Common Stock of the Company beneficially owned by the Fanellos to MTD.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 1997

MTD Products Inc                             Dominick C. Fanello

By:    /s/ Ronald C. Houser                        /s/ Dominick C. Fanello
  ------------------------------             -------------------------------
Name: Ronald C. Houser
Title: Chief Financial Officer

James C. Fanello                                     Rose M. Fanello

       /s/ James C. Fanello                        /s/ Rose M. Fanello
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Kathleen M. Fanello

       /s/ Kathleen M. Fanello
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